

13030558

*AB 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52982

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Atrium Trading, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd. Suite 1340A
(No. and Street)

Chicago (City) IL (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allen D. Goodman 312-264-4333
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 West Jackson Blvd. Ste 3100 (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KG 3/12

OATH OR AFFIRMATION

I, Larry Arnowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Atrium Trading, Inc, as of December 31, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Official Seal
Jennifer C Finn
Notary Public State of Illinois
My Commission Expires 07/02/2016

Signature

President

Title

Notary Public

This report **contains (check all applicable boxes):

- X (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath of Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Atrium Trading, Inc.

(An Illinois Corporation)

Financial Statements
And Report of Independent Auditor
December 31, 2012

Filed pursuant to rule 17 a-5(d) under the Securities Exchange Act of 1934.

Atrium Trading, Inc.
(An Illinois Corporation)
Index
December 31, 2012

Page(s)

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

Report of Independent Registered Public Accounting Firm

The Board of Directors
Atrium Trading, Inc.

We have audited the accompanying statement of financial condition of Atrium Trading, Inc. the Company as of December 31 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining on test basis evidence supporting the amounts and disclosures in the statement of financial condition assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation We believe that our audit provides reasonable basis for our opinion.

In our opinion the statement of financial condition referred to above present fairly in all material respects the financial position of the Company at December 31 2012 in conformity with U.S generally accepted accounting principles.



Chicago Illinois

February 22, 2013

Atrium Trading, Inc.
(An Illinois Corporation)
Statement of Financial Condition
As of December 31, 2012

Assets			
Cash and cash equivalents		$	76,592
Receivable from broker dealer			15,966
Accrued interest income			4,052
Fixed asset net of depreciation			5,582
Prepaid expense			3,945
Other assets			636
Total assets		$	106,773
Liabilities			
		$	
Commission payable			23,985
Accrued expenses			7,408
Total liabilities			31,393
Common Stock - no par value			
1000 shares authorized 500			
issued and outstanding	$	10,000	
Additional paid in capital		337,283	
Retained earnings		(271,903)	
Total Stockholders' equity			75,380
Total liabilities and stockholders' equity		$	106,773

The accompanying notes are an integral part of these financial statements.

Atrium Trading, Inc.
(An Illinois Corporation)
Notes to the financial statements
For year ending December 31, 2012

1. Organization

Atrium Trading, Inc. (The Company) was incorporated under the laws of the State of Illinois on October 1, 2000. Atrium Trading, Inc. is registered as a broker-dealer with the Securities and Exchange Commission and is a member of FINRA and as a registered Independent Introducing broker with the NFA. Atrium Trading, Inc. was formed for the primary purpose of providing a platform for their clients for self-directed trading of various asset classes including securities, futures and foreign exchange for a commission. The firm does not receive directly or indirectly, or hold funds or securities, or owe funds or securities to, customers and does not carry accounts of, or for customers, nor trades for their own account. The Company will direct their clients to a credit worthy custodian who is protected by the Security Investment Protective Corporation (SIPC) to place those funds with that custodian before they will offer any services. Their primary custodian is Interactive Brokers, LLC

2. Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is engaged in a single line of business as a broker in which they receive commissions from the introducing of clients. Company does not hold customer funds.

Income Recognition

Commissions are recorded as earned.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

FASB Accounting Standard Updates

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. ASU 2010-06 establishes new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. ASU 2010-06 also establishes a roll forward of activities on purchases, sales, issuance, and settlements for the assets and liabilities measure using significant unobservable inputs (Level 3 fair value measurements). The Company has adopted ASU 2010-06 effective January 1, 2011. There were no transfers between levels during 2011. In February 2010, the FASB issued Accounting Standard Update 2010-09 ("ASU"), which contains amendments to certain recognition and disclosure requirements of ASC 855, Subsequent Events. The ASU amends ASC 855 to indicate that the period through which subsequent events are evaluated is based on whether an entity is (1) an SEC filer or a conduit debt obligor or (2) another entity. If an entity is either an SEC filer or a conduit debt obligor, the ASU requires it to evaluate subsequent events through the date on which the financial

statements are issued. All other entities are required to evaluate subsequent events through the date their financial statements are available to be issued. This evaluation may require significant judgment, and an entity's determination is an accounting policy election, that, once made, should be applied consistently. This statement is effective for the Company in 2011.

Income Taxes

The Company has elected to be taxed as a Qualifying S Corporation Subsidiary under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes. The shareholder is responsible for reporting their pro rata share of profit or loss on their income tax returns. The Company is a wholly owned subsidiary of Price Holdings, Inc.

Effective January 1, 2010, the Company applied the provision of ASC 740, Income Taxes, which provide guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more-likely-than-not of being sustained by the applicable tax authority. They have concluded there is no tax expense to be recorded by the Company for the year ended December 31, 2012.

3. Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company valued their liquid assets and liabilities on the Level 1 inputs for quoted prices in active markets. They only hold Level 1 assets outside of fixed assets.

4. DUE FROM BROKER DEALER

Amounts receivable from broker-dealer represents positive cash balance and or deposits held at Interactive Brokers, LLC.

Atrium Trading, Inc.
(An Illinois Corporation)
Notes to the financial statements
For year ending December 31, 2012

5. NET CAPITAL REQUIREMENTS

As a registered FINRA broker-dealer, Atrium Trading, Inc. is subject to the net capital requirements of the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1). Atrium Trading, Inc. is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2012, had $69,798 of net capital which was $64,798 in excess of the required minimum net capital. The Company is also subject to the net capital rules of the NFA. They are required to maintain a minimum net capital under the NFA rules of $45,000. Under those rules, the company had excess net capital of $24,798.

5. RELATED PARTIES

The Company is a wholly owned subsidiary of Price Holdings, Inc. Price Holdings, Inc is owned by a qualified employee stock ownership plan (ESOP). During the year, Price Holdings, Inc. contributed capital to the Firm in the amount of $189,438. Price Holdings, Inc. also offers administrative and office support that they charge to the Company on a monthly basis.

6. SUBSEQUENT EVENTS

In May 2010, the FASB issued authoritative guidance on subsequent events. This guidance is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The standard requires disclosure of the date through which the Company has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. Management has evaluated subsequent events through February 22, 2013, the date the financial statements were issued. The evaluation did not result in any subsequent events that require disclosure and or adjustments.

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE PERIOD ENDING DECEMBER 31, 2012

To the best of my knowledge and belief, the information contained herein is accurate and complete.



Larry Arnowitz
President
Atrium Trading, Inc.